Mail Stop 3561

November 8, 2006

Michael G. Staffaroni
Chief Executive Officer and President
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

> **Re:** **Heelys, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2006**
> **File No. 333-137046**

Dear Mr. Staffaroni:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to comment 1 in our letter dated October 20, 2006. Please confirm your representation to us in our telephonic conference on November 7, 2006 that the valuation discussed in your response was a contemporaneous valuation of fair value. In addition, with respect to stock options granted in the 12 months prior to the date of the most recent balance sheet included in the filing, please disclose the fair value of your common stock at the date of grant and the intrinsic value, if any, per option in Note 14 to your financial statements. Please also disclose that the valuation to determine the fair value of your common stock was contemporaneous. Refer to paragraphs 179 through 180 of the <u>AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-</u>

Held-Company Equity Securities Issued as Compensation. Finally, please disclose in the footnotes to your financial statements the significant factors, assumptions and methodologies used to determine the fair value of your common stock at the date of grant as well as a discussion of the significant factors contributing to the increase in the fair value of your stock between the date of grant and your initial public offering.

Certain Relationships and Related Party Transactions, page 59

2. We note your response to comment 4 in our letter dated October 20, 2006. Please revise to describe the facts that make the exemption available.

3. Please refer to comment 5 in our letter dated October 20, 2006. We note your revised disclosure stating that the Investors Rights Agreement gave investors the right to designate directors and certain other rights. Please describe the certain other rights to which you refer. For example, we note the right of first refusal, right to co-sale and right to future issuances. Further, we note that the waiver and amended agreement, dated September 14, 2006, has not yet been filed.

Legal Matters, page 74

4. We note that you have added disclosure that Mr. Ward is to receive additional shares from Mr. Adams. Please quantify the number of additional shares Mr. Ward may receive, or describe how the number of shares will be calculated.

Financial Statements, page F-1

5. Please update your financial statements as required by Rule 3-12 of Regulation S-X.

6. Please revise to update the financial statements included in the prospectus to give retroactive effect to the stock split that will be effected prior to the effective date of the offering.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

7. We note your response to comment 8 in our letter dated October 20, 2006. We note that you are relying on Rule 701 for the June 2006 issuance of options to purchase 2,042,500 shares at an exercise price of $4.05 and for the issuance of options to purchase 100,000 shares at an exercise price equal to the offering price. Please tell us how you calculated the aggregate sales price or amount of securities

sold in reliance on this rule. Please refer to Rule 701(d)(2) and (3) in your analysis, and specify whether you relied on Rule 701(d)(2)(i), (ii) or (iii). If you do not intend to rely on Rule 701, then please provide us with your analysis with respect to the potential for the integration of the offers and sales of options and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to <u>Black Box Incorporated</u> (June 26, 1990) and <u>Squadron, Ellenoff, Plesant & Lehrer</u> (February 28, 1992). We may have further comment.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-2</u>

8.   Please revise to file a dated and signed version of the legal opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero at (202) 551-3331 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert Sarfatis, Esq.
       Gardere Wynne Sewell LLP
       Fax: (214) 999-3245